Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Financial Services Inc. announces Normal Course Issuer Bid

     TORONTO, Nov. 28 /CNW/ - Kingsway Financial Services Inc. ("Kingsway")
announced today that The Toronto Stock Exchange (the "Exchange") has accepted a notice filed by Kingsway of its intention to make a Normal Course Issuer Bid
(the "Bid").
     The notice provides that Kingsway may, during the 12 month period commencing December 2, 2008 and ending December 1, 2009, purchase on the
Exchange up to 2,753,426 common shares, being approximately five percent (5%)
of the total number of common shares outstanding. As at November 15, 2008,
55,068,528 common shares were issued and outstanding. The price which Kingsway will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by management of Kingsway. The average daily trading volume of common shares for the most recently completed six calendar months is 262,936. The maximum number of common shares that may be purchased in one day pursuant to the Bid will be the greater of 1,000 and (i) 50% of ADTV until March 31, 2009 or (ii) 25% of
ADTV after March 31, 2009. All common share purchases will be made on the open market through the facilities of the Exchange and will be purchased for cancellation.
     Kingsway purchased 591,900 common shares during the twelve months preceding the date of the notice at a weighted average price of C$12.21. All of such shares were purchased for cancellation.
     Kingsway believes that its common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to the business of Kingsway and its future business prospects. As a result, depending upon future price movements and other factors, Kingsway believes that its outstanding common shares may represent an attractive investment to
Kingsway. Furthermore, the purchases are expected to benefit all persons who continue to hold common shares by increasing their equity interest in
Kingsway.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the
U.S. Canadian subsidiaries include Kingsway General Insurance Company and
Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS"

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 15:06e 28-NOV-08